Exhibit 16.1

October 20, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated October 13, 2004 of Riverstone Networks, Inc. and are in agreement with the statements contained in the third, fourth, fifth and sixth paragraphs, the first and third sentences of the seventh paragraph, and the first sentence of the eighth paragraph. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statements concerning certain material weaknesses in internal controls identified during the audit of the registrant’s fiscal year 2003 financial statements included in the seventh paragraph, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal year 2003 financial statements.

/s/ Ernst & Young LLP